Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 2, 2008, relating to the consolidated financial statements and financial statement schedule of Intermec, Inc. and the effectiveness of Intermec, Inc.’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting principles and an emphasis of a matter paragraph relating to a restatement) appearing in the Annual Report on Form 10-K/A of Intermec, Inc. for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
June 4, 2008